SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			6,629,218		0.0425	0.0422

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price (R$)	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	05	1,148	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	06	69,700	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	07	29,750	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	07	22,990	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	08	17,135	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	09	2,236	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	12	5,894	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	13	14,634	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	16	203,814	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	29	9,381	0.00	0.00
			Total Conversion ADRs (Out)		376,682		0.00
Shares	Common	Direct with the Company	Deferred Shares	01	13,961	6.043481	84,373.04
Shares	Common	Direct with the Company	Exerc Options	01	131,805	17.198000	2,266,782.39
Shares	Common	Direct with the Company	Exerc Options	02	36,150	9.359600	338,349.54
Shares	Common	Direct with the Company	Exerc Options	02	229,740	11.972000	2,750,447.28
Shares	Common	Direct with the Company	Exerc Options	02	135,920	17.198000	2,337,552.16
Shares	Common	Direct with the Company	Exerc Options	05	43,200	11.972000	517,190.40
Shares	Common	Direct with the Company	Exerc Options	05	31,725	0.712840	22,614.85
Shares	Common	Direct with the Company	Exerc Options	06	29,125	17.198000	500,891.75
Shares	Common	Direct with the Company	Exerc Options	07	109,800	0.712840	78,269.83
Shares	Common	Direct with the Company	Exerc Options	07	55,675	5.367600	298,841.13

Shares	Common	Direct with the Company	Exerc Options	07	39,370	8.724000	343,463.88
Shares	Common	Direct with the Company	Exerc Options	08	46,000	2.740960	126,084.16
Shares	Common	Direct with the Company	Exerc Options	13	120,595	11.972000	1,443,763.34
Shares	Common	Direct with the Company	Exerc Options	13	52,425	17.198000	901,605.15
Shares	Common	Direct with the Company	Exerc Options	14	188,125	0.916480	172,412.80
Shares	Common	Direct with the Company	Exerc Options	16	251,350	11.972000	3,009,162.20
Shares	Common	Direct with the Company	Exerc Options	16	182,525	17.198000	3,139,064.95
Shares	Common	Direct with the Company	Exerc Options	19	46,000	2.740960	126,084.16
Shares	Common	Direct with the Company	Exerc Options	20	107,150	0.712840	76,380.81
Shares	Common	Direct with the Company	Exerc Options	22	54,450	5.367600	292,265.82
Shares	Common	Direct with the Company	Exerc Options	23	52,500	0.712840	37,424.10
Shares	Common	Direct with the Company	Exerc Options	26	94,400	0.712840	67,292.10
Shares	Common	Direct with the Company	Exerc Options	27	59,750	0.916480	54,759.68
Shares	Common	Direct with the Company	Exerc Options	27	177,725	11.972000	2,127,723.70
Shares	Common	Direct with the Company	Exerc Options	27	174,760	17.198000	3,005,522.48
Shares	Common	Direct with the Company	Exerc Options	28	34,625	13.420000	464,667.50
Shares	Common	Direct with the Company	Exerc Options	29	50,275	0.712840	35,838.03
Shares	Common	Direct with the Company	Exerc Options	29	54,225	9.359600	507,524.31
			Total Sell		2,603,351		25,126,351.54

Shares	Common	Direct with the Company	Plan of Shares Acquisition	01	109,461	22.34	2,445,358.74
Shares	Common	Direct with the Company	Plan of Shares Acquisition	02	328,926	22.58	7,427,149.08
Shares	Common	Direct with the Company	Plan of Shares Acquisition	05	43,200	22.52	972,864.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	06	21,998	22.77	500,894.46
Shares	Common	Direct with the Company	Plan of Shares Acquisition	07	33,642	23.07	776,120.94
Shares	Common	Direct with the Company	Plan of Shares Acquisition	08	5,412	23.30	126,099.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	13	71,235	23.96	1,706,790.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	14	7,106	24.27	172,462.62
Shares	Common	Direct with the Company	Plan of Shares Acquisition	16	285,060	23.61	6,730,266.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	19	5,300	23.79	126,087.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	20	3,225	23.69	76,400.25
Shares	Common	Direct with the Company	Plan of Shares Acquisition	27	203,814	23.84	4,858,925.76

Shares	Common	Direct with the Company	Plan of Shares Acquisition	29	30,082	24.07	724,073.74
			Total Buy		1,148,461		26,643,493.39

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				4,797,646	0.0305	0.0305

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	05	1,148	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	06	69,700	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	07	29,750	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	07	22,990	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	08	17,135	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	09	2,236	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	12	5,894	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	13	14,634	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	16	203,814	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	29	9,381	0.00	0.00
			Total Conversion ADRs (In)		376,682		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	05	1,452	6.88	9,988.16
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	06	111,550	7.07	788,662.78
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	07	17,935	7.06	126,621.95
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	08	60,415	7.10	428,944.56
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	09	29,074	7.14	207,585.30
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	12	18,431	7.30	134,546.44
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	13	98,976	7.28	720,545.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	16	365,401	7.13	2,605,310.35
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	29	6,094	7.27	44,301.83
			Total Buy		709,328		5,066,506.37

ADR (*)	Common	Direct with the Company	Exerc Options	05	2,600	3.8416	9,988.16
ADR (*)	Common	Direct with the Company	Exerc Options	06	55,475	1.6760	92,976.10
ADR (*)	Common	Direct with the Company	Exerc Options	06	125,775	5.5312	695,686.68
ADR (*)	Common	Direct with the Company	Exerc Options	07	40,925	3.0940	126,621.95
ADR (*)	Common	Direct with the Company	Exerc Options	07	29,750	5.5312	164,553.20
ADR (*)	Common	Direct with the Company	Exerc Options	08	77,550	5.5312	428,944.56
ADR (*)	Common	Direct with the Company	Exerc Options	09	31,310	6.6300	207,585.30
ADR (*)	Common	Direct with the Company	Exerc Options	12	24,325	5.5312	134,546.44
ADR (*)	Common	Direct with the Company	Exerc Options	13	29,750	5.5312	164,553.20
ADR (*)	Common	Direct with the Company	Exerc Options	13	83,860	6.6300	555,991.80
ADR (*)	Common	Direct with the Company	Exerc Options	16	318,425	3.0940	985,206.95
ADR (*)	Common	Direct with the Company	Exerc Options	16	250,790	6.4600	1,620,103.40
ADR (*)	Common	Direct with the Company	Exerc Options	29	15,475	2.8628	44,301.83
			Total Sell		1,086,010		5,231,059.57

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
ADR (*)	Common			0	0.0000		0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer